Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Managers

DB Commodity Services LLC:

We consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-163453) of PowerShares DB Energy Fund of our reports dated March 14, 2011, with respect to the statements of financial condition, including the schedules of investments, of PowerShares DB Energy Fund as of December 31, 2010 and 2009, and the related statements of income and expenses, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 Annual Report on Form 10-K of PowerShares DB Energy Fund. We also consent to the reference to our firm under the heading “Experts” in the above noted Registration Statement.

/s/ KPMG LLP
New York, New York

March 14, 2011